EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges

Consolidated

(Thousands of Dollars)

	Years Ended December 31
	2011	2010	2009	2008	2007
Fixed charges, as defined:
Interest charges	$69,591	$72,010	$61,361	$74,914	$80,095
Amortization of debt expense and premium - net	4,617	4,414	5,673	4,673	6,345
Interest portion of rentals	2,154	2,027	1,874	1,601	1,612

Total fixed charges	$76,362	$78,451	$68,908	$81,188	$88,052

Earnings, as defined:
Pre-tax income from continuing operations	$160,171	$146,105	$134,971	$120,382	$63,061
Add (deduct):
Capitalized interest	(2,942)	(298)	(545)	(4,612)	(3,864)
Total fixed charges above	76,362	78,451	68,908	81,188	88,052

Total earnings	$233,591	$224,258	$203,334	$196,958	$147,249

Ratio of earnings to fixed charges	3.06	2.86	2.95	2.43	1.67